UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                                                      to
Commission file number 1-9114
A.    Full title of the plan and address of the plan, if different from that of the issuer named below:
Mylan Profit Sharing 401(k) Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mylan Inc.
1500 Corporate Drive, Canonsburg, Pennsylvania 15317
REQUIRED INFORMATION
The following financial statements shall be furnished for the plan:
1.    In lieu of the requirements of Items 1-3, audited financial statements and schedules have been prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2011 and 2010.
Exhibits:
23.    Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

MYLAN PROFIT SHARING 401(K) PLAN
INDEX TO FORM 11-K
DECEMBER 31, 2011 AND 2010

Page
Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	5
Notes to Financial Statements	6
Supplemental Schedule at December 31, 2011:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
Signatures	13
Consent of Independent Registered Public Accounting Firm
EX-23.1
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of the Mylan Profit Sharing 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Mylan Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 19, 2012

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	December 31, 2011	December 31, 2010
Assets
Investments — At fair value	$320,710,564	$296,101,321

Receivables:
Employer contributions	19,361,723	17,609,246
Employee contributions	395,256	323,560
Notes receivable from participants	9,510,082	7,162,181
Total receivables	29,267,061	25,094,987

Net assets available for benefits	$349,977,625	$321,196,308
See Notes to Financial Statements

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

Additions
Investment income:
Dividend income	$5,321,779
Other	1,492
Total investment income	5,323,271

Interest income on notes receivable from participants	349,813

Contributions:
Employer contributions	28,626,491
Employee contributions	20,709,011
Total contributions	49,335,502

Total additions	55,008,586

Deductions
Net realized and unrealized depreciation in fair value of investments	9,199,010
Administrative expenses	35,513
Benefits paid to participants	16,992,746

Total deductions	26,227,269

Net increase	28,781,317

Net assets available for benefits
Beginning of year	321,196,308
End of year	$349,977,625
See Notes to Financial Statements

MYLAN PROFIT SHARING 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010 AND FOR THE YEAR ENDED DECEMBER 31, 2011
1. DESCRIPTION OF THE PLAN

General — The Mylan Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering all regular, non-bargaining unit employees of Mylan Inc. (the “Company”) and any “affiliated employer” (i.e., any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”)) who meet the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company (the “Plan Sponsor”) is the Plan's sponsor. The following description of the Plan provides only general information. For a complete description of the provisions of the Plan, please refer to the Plan document.

Contributions — Eligible employees of the Company are automatically enrolled in the Plan on the next scheduled payroll date following 30 days from their date of hire, unless the participant affirmatively elects to opt out of the Plan. Unless the participant elects otherwise, after 30 days from the date of hire the Company will automatically begin deducting 4% of compensation from employee pay on a pre-tax basis for contribution to the Plan.
Each year, participants may contribute up to 50% of pre-tax annual compensation into the Plan. In addition, participants may contribute up to 10% of after-tax annual compensation in the Plan. Participant’s pre-tax and after-tax annual contributions cannot exceed the lesser of 60% of eligible annual compensation or the Internal Revenue Service (“IRS”) maximum for 2011 of $16,500. Participants who are age 50 or older by the end of the Plan year are eligible to contribute an additional pre-tax catch-up contribution, up to the IRS maximum of $5,500 for 2011. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. If participants do not make an investment selection at enrollment, contributions will be directed to the JP Morgan Smart Retirement Fund that most closely corresponds to the participant’s age and a projected retirement date based on retirement at age 65. Beginning in January 2008, the Company’s common stock, which had been an investment option, was eliminated for any new contributions or transfers from the other existing investment options. During the 2011 Plan year, the Plan offered 18 mutual funds and four common/collective trusts as investment options for participants.
The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to a maximum of 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“Discretionary Contribution”) to the Plan each fiscal year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year. Total employer and employee contributions to all of an employer’s plans are subject to an IRS overall annual limitation of the lesser of 100% of the employee’s annual compensation or $49,000 for 2011.

Trustee and Recordkeeper — Bank of America (the “Trustee”) is the trustee, recordkeeper and custodian of the Plan.

Participant Accounts — Each participant’s account is funded with the participant’s contribution and allocations of the Company’s contributions and Plan earnings or losses. Allocations are based on participant account balances or compensation, as defined by the Plan. The participant is entitled to the vested portion of his or her account.

Vesting — Participants are vested immediately in their contributions and Company matching contributions plus actual earnings. Vesting in the Company’s Discretionary Contribution is based on years of continuous service. Any Discretionary Contributions given by the Company to participants new to the Plan in 2009 or after will vest 100% after three years of credited service. Any Discretionary Contributions given by the Company to individuals participating in the plan prior to January 1, 2009 will be 20% vested after two years of continuous service and 100% vested after three years of continuous service.
Additionally, all participants become fully vested at age 65.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their account balance, whichever is lower. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and five years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established by the Trustee. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits — Upon termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or choose to leave the balance in the account for withdrawal at a later point in time. Benefits are recorded by the Plan when paid. The Plan’s minimum automatic distribution of a terminated participant’s account is $1,000.

Forfeitures — Company Discretionary Contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company’s contributions. For the years ended December 31, 2011 and 2010, forfeitures totaling $936,710 and $7,767 were used to reduce current year employer contributions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan Sponsor to make estimates and assumptions that could affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices, which, for mutual funds, represent the net asset value (“NAV”) of shares held by the Plan at the end of the fiscal year. Common/collective trust funds are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly, and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the Statement of Changes in Net Assets Available for Benefits.
Other administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company.

Evaluation of Tax Position — GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Recent Accounting Pronouncements — In May 2011, new accounting guidance on fair value measurements was issued which requires updates to the fair value measurement disclosure to conform GAAP and International Financial Reporting Standards, effective for interim and annual periods beginning after December 15, 2011. The adoption of the new guidance is not expected to have a material effect on the Plan’s financial statements.

3. INVESTMENTS (FAIR VALUE MEASUREMENTS)
Fair value is based on the price that would be received from the sale of an identical asset or paid to transfer an identical liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy has been established that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.
Financial assets carried at fair value are classified in the table below in one of the three categories described above:

	December 31, 2011
	Level 1	Level 2	Total
Cash and Cash Equivalents	$96,229	$—	$96,229

Mutual Funds:
Growth	80,383,788	—	80,383,788
Value	47,076,400	—	47,076,400
Balanced	32,741,552	—	32,741,552
Fixed Income	38,425,676	—	38,425,676
Total Mutual Funds	198,627,416	—	198,627,416

Company Common Stock	21,929,521	—	21,929,521

Common/Collective Trust:
Stable Value	—	63,212,184	63,212,184
Index	—	36,845,214	36,845,214
Total Common/Collective Trust	—	100,057,398	100,057,398

Total Assets at Fair Value	$220,653,166	$100,057,398	$320,710,564

	December 31, 2010
	Level 1	Level 2	Total
Cash and Cash Equivalents	$329,141	$—	$329,141

Mutual Funds:
Growth	78,592,258	—	78,592,258
Value	47,369,295	—	47,369,295
Balanced	23,977,715	—	23,977,715
Fixed Income	32,375,168	—	32,375,168
Total Mutual Funds	182,314,436	—	182,314,436

Company Common Stock	24,606,287	—	24,606,287

Common/Collective Trust:
Short-Term Bond Fund	—	57,735,570	57,735,570
Index	—	31,115,887	31,115,887
Total Common/Collective Trust	—	88,851,457	88,851,457

Total Assets at Fair Value	$207,249,864	$88,851,457	$296,101,321

At December 31, 2011 and 2010, there were no liabilities held by the Plan. None of the Plan’s financial assets measured at fair value on a recurring basis are valued using Level 3 inputs. Below is a summary of valuation techniques for Level 1 financial assets:

•
Cash and cash equivalents — valued at observable net asset value prices. The Company considers to be cash equivalents all highly liquid investments and demand deposits in banks and financial institutions with an initial maturity of 90 days or less.

•
Mutual funds — valued at the net asset value of the shares held by the Plan at year-end. The net asset value is a quoted price in an active market. The redemption frequency of assets for which fair value is estimated using NAV per share is immediate, and there is no redemption notice period.

•	Common stock — valued at the closing price reported on the active market on which the individual securities are traded.

Below is a summary of valuation techniques for Level 2 financial assets:

•
Common/collective trust funds — stated at fair value based on the fair market value of the underlying investments. The Plan invests in the following four collective funds: the Merrill Lynch Mid Cap Index Trust Tier II; the Merrill Lynch Equity Index Trust Tier 10; the Merrill Lynch International Index Trust Tier II; and the Wells Fargo Stable Return Fund. During 2010, the Plan also invested in the Merrill Lynch Retirement Preservation Trust. These funds invest in a diversified pool of high quality bonds and other short-term investments, together with book value contracts and traditional insurance contracts, of varying maturity, size and yield.

On October 6, 2010, the Trustee approved a Resolution to terminate the Merrill Lynch Retirement Preservation Trust (the “Retirement Preservation Trust”) and commenced liquidation of its assets, changing the Retirement Preservation Trust from a stable value fund to a short-term bond fund. For the period from January 1, 2010 through October 6, 2010, investments held by the Retirement Preservation Trust were reported at contract value. However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment fund attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans. Prior to October 6, 2010, the Retirement Preservation Trust invested primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in wrapped portfolios of high-quality money-market securities. The most significant change after October 6, 2010 was the elimination of the Trust’s wrap contracts and the change from contract value to fair value accounting. The Retirement Preservation Trust is a collective trust that seeks to maintain a $1 net asset value per share, although achievement of that objective cannot be assured.

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2011	2010
Wells Fargo Stable Return Fund	$63,212,184	$—
Merrill Lynch Retirement Preservation Trust	—	57,735,570
MFS Institutional International Equity Fund	33,542,241	35,508,168
PIMCO Total Return Fund	32,580,593	29,219,048
Alliancebernstein Small Cap Growth Fund	31,040,147	28,291,502
Eaton Vance Large Cap Value Fund	25,917,291	25,670,082
Merrill Lynch Equity Index Trust Tier 10	25,140,870	22,709,922
Mylan Inc. — Common Stock	21,929,521	24,606,287
Columbia Small Cap Value Fund I	21,159,109	21,699,213

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common/Collective Trust	$652,516
Common Stock	273,822
Mutual Funds	(10,790,400)
Net unrealized depreciation in fair value	(9,864,062)
Net realized appreciation in fair value	665,052
Net realized and unrealized depreciation in fair value of investments	$(9,199,010)
4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
5. TAX STATUS
The IRS determined and informed the Company by a letter, dated April 24, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended subsequent to receiving the determination letter. The Company and Plan management continue to believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.
6. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of the Company’s common stock. The Company is the Plan Sponsor and therefore qualifies as a related party. At December 31, 2011 and 2010, the Plan held an investment of 1,021,879 and 1,164,519 shares, respectively, of the Company’s common stock. The fair value of the Company’s common stock held by the fund at December 31, 2011 and 2010 was $21,929,521 and $24,606,287. During the year ended December 31, 2011, the Plan sold 127,113 shares of the Company’s common stock with proceeds of $2,922,002 and distributed 15,966 in-kind shares with a market value of $363,363. During the year ended December 31, 2010, the Plan sold 122,271 shares of the Company’s common stock with proceeds of $2,277,968 and distributed 13,536 in-kind shares with a market value of $264,711.
Certain Plan investments are shares of mutual funds managed by the Trustee, as defined by the Plan, and these transactions qualify as exempt party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

MYLAN PROFIT SHARING 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2011

	Identity of Issue,
	Borrower, Lessor, or	Description of Investment Including Maturity Date,	Current
	Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Value
*	Merrill Lynch	Merrill Lynch Mid Cap Index Trust Tier II	$7,687,862
*	Merrill Lynch	Merrill Lynch Equity Index Trust Tier 10	25,140,870
*	Merrill Lynch	Merrill Lynch International Index Trust Tier II	4,016,482
	Wells Fargo	Wells Fargo Stable Return Fund	63,212,184
	Vanguard	Vanguard Total Bond Market Index Fund	5,845,083
	PIMCO	PIMCO Total Return Fund	32,580,593
	Columbia	Columbia Small Cap Value Fund I	21,159,109
	MFS Instl	MFS Institutional International Equity Fund	33,542,241
	Eaton Vance	Eaton Vance Large Cap Value Fund	25,917,291
	Alliancebernstein	Alliancebernstein Small Cap Growth Fund	31,040,147
	JP Morgan	JP Morgan Smart Retirement 2015 Fund	1,027,164
	JP Morgan	JP Morgan Smart Retirement Income	2,550,747
	JP Morgan	JP Morgan Smart Retirement 2030 Fund	5,372,781
	JP Morgan	JP Morgan Smart Retirement 2010 Fund	1,391,437
	JP Morgan	JP Morgan Smart Retirement 2020 Fund	3,725,197
	JP Morgan	JP Morgan Smart Retirement 2040 Fund	4,347,690
	JP Morgan	JP Morgan Smart Retirement 2025 Fund	4,181,965
	JP Morgan	JP Morgan Smart Retirement 2045 Fund	3,097,094
	JP Morgan	JP Morgan Smart Retirement 2050 Fund	2,466,236
	JP Morgan	JP Morgan Smart Retirement 2035 Fund	4,581,241
	Rainier	Rainier Large Cap Equity Portfolio Fund	15,801,400
*	Merrill Lynch	Merrill Lynch Cash and Cash Equivalents, Pending Settlement Fund	3,887
*	Merrill Lynch	Merrill Lynch Cash and Cash Equivalents	92,342
*	Mylan Inc.	Common Stock	21,929,521
		Notes receivable from participants	9,510,082
			$330,220,646

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PROFIT SHARING 401(K) PLAN
/s/ Antoinette M. Petrucci
Antoinette M. Petrucci, Plan Administrator
June 19, 2012